SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549


                              FORM 12b-25

                                 Commission File Number:  0-24298
                                                          -------

                      NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K  [ ]  Form 11-K  [ ]  Form 2-F
[ ]  Form 10-Q  [ ]  Form N-SAR

For Period Ended:
                             April 30, 1999
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[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
______________________________________________________________________

        READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                         PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________

______________________________________________________________________


                    PART I.  REGISTRANT INFORMATION


Full name of registrant

             Miller Industries, Inc.
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Former name if applicable

            N/A
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Address of principal executive office (STREET AND NUMBER)

            8503 Hilltop Drive
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City, State and Zip Code

             Ooltewah, Tennessee  37363
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
                   PART II.  RULE 12B-25 (B) AND (C)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                         PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The information required by Items 6, 7 and 8 of Part II, and certain information required by Item 14 of Part IV has not been filed with the Company's Annual Report on Form 10-K for the year ended April 30, 1999 due to the Company's desire to delay the filing of the financial information in the Annual Report. The filing of financial information is being delayed to allow the Company and its independent auditors to further evaluate information provided to its auditors that is required for it to finalize the audit report on the Company's financial statements. Such further evaluation primarily is intended to assist in determining whether certain adjustments should relate exclusively to the fourth quarter of fiscal 1999 or should be reflected in earlier quarters of fiscal 1999. The Company does not expect the finalization of the audit to require adjustments to its prior year financial statements. The Company expects to file the financial information and related items in its Form 10-K in the next 15 days.


                      PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Frank Madonia                (423)           238-4171
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              (Name)                   (Area Code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [x] Yes   [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [x] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On June 28, 1999, the Registrant issued a press release announcing its preliminary fourth quarter and year-end outlook. A copy of that press release is attached hereto as Attachment A.

     On June 29, 1999 the Registrant issued a press release containing substantially the following information:

          CHATTANOOGA,  Tennessee,  July  29,  1999 -  Miller  Industries,  Inc.
     (NYSE:MLR) today announced updated information regarding results for the full year ended April 30, 1999.

          For the 1999 fiscal year, net sales increased 32% to approximately $525 million versus approximately $397 million in fiscal 1998. Net income for the fiscal year is expected to be from $0.04 to $0.05 per diluted share, versus $0.27 per diluted share last year. The Company's 1998 fiscal year results include a one-time pre-tax restructuring charge of $4.1 million related to the closure of the Company's Olive Branch, Mississippi facility and the relocation of its Vulcan product line to its Ooltewah, Tennessee operation, as previously announced.

          The Company further announced that it would be extending for up to 15 days the filing of the financial information in its Annual Report on Form 10-K for the fiscal year ended April 30, 1999 and has filed for an extension with the Securities and Exchange Commission. The filing of financial information is being delayed to allow the Company and its independent auditors to further evaluate information provided to its auditors that is required for it to finalize the audit report on the
     Company's financial statements. Such further evaluation primarily is intended to assist in determining whether certain adjustments should relate exclusively to the fourth quarter of fiscal 1999 or should be reflected in earlier quarters of fiscal 1999. The Company does not expect the finalization of the audit to require adjustments to its prior year financial statements.

          The Company expects to release final, complete earnings information, including information addressing the fiscal 1999 fourth quarter results, when it files the financial information in its Form 10-K.



                         MILLER INDUSTRIES, INC.
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             (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date

   July 29, 1999
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       /s/ Frank Madonia
By   ---------------------------------------
     Frank Madonia
     Executive Vice President

                                  Attachment A

        MILLER INDUSTRIES, INC. EXPECTS SUBSTANTIAL FOURTH QUARTER LOSS
        ---------------------------------------------------------------

CHATTANOOGA, Tenn., June 28 /PRNewswire/ -- Miller Industries, Inc. (NYSE: MLR) announced today that it expects a substantial loss from both its Manufacturing and RoadOne(R) businesses in its fourth quarter ended April 30, 1999. The Company nevertheless currently anticipates that full year fiscal 1999 earnings will be positive. The Company is continuing to quantify its financial results, but this process is not expected to be completed until the latter half of July.

Miller Industries is the world's leading integrated provider of vehicle towing and recovery equipment and services. The Company markets its towing services under the national brand name RoadOne(R) and its towing equipment under a number of well-recognized brands.

Except for historical information contained herein, the matters set forth in this news release are forward-looking statements. The Company noted that forward-looking statements set forth above involve a number of risks and uncertainties that could cause actual results to differ materially from any such statement, including the risks and uncertainties discussed under the caption "Risk Factors" in the Company's Form 10-K for fiscal 1998, which discussion is incorporated herein by this reference.

SOURCE Miller Industries, Inc.

/CONTACT: J. Vincent Mish, Chief Financial Officer, 423-238-4171, Frank Madonia, 770-587-1271, both of Miller Industries; Investors: Gordon McCoun, or Eric Boyriven of Morgen-Walke Associates, 212-850-5600, for Miller Industries/
(MLR)